UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 8, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ✓                          Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                        No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.	A news release dated May 12, 2009 entitled ‘Vodafone to Redefine the Mobile Internet Experience’

2.	A news release dated May 13, 2009 entitled ‘Vodafone Completes Roll Out of Mobile Advertising Services to 18 Markets in 18 Months”

3.	A news release dated May 14, 2009 entitled ‘Vodafone UK Abolishes Roaming Charges for Summer and Permanently Cuts the Price of Calling Abroad from the UK’

4.	Stock Exchange Announcement dated May 13, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated May 15, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated May 19, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.	Stock Exchange Announcement dated May 20, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated May 21, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated May 26, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated May 27, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated May 28, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated May 29, 2009 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

12 May 2009

VODAFONE TO REDEFINE THE MOBILE INTERNET EXPERIENCE

Initiative will enable content partners and developers to create a range of attractive mobile internet services that can be rolled out to all Vodafone customers

Vodafone is to stimulate a new generation of mobile internet applications by providing internet service developers with a single point of access to Vodafone’s global customer base.

Developers will only need to create internet applications once in order to reach millions of Vodafone customers on any device and will be able to charge for it directly through Vodafone’s billing system. This will provide internet content partners, such as the media or game developers, with a cost-efficient and effective micro-payments system to reach all customers on mobile devices.

Vodafone will also provide partners and developers with customer controlled access to other network capabilities, such as location awareness, enabling them to create even more innovative mobile internet services and applications.

The move will be accompanied by a framework to provide customers with transparency and control over how their information is accessed and used.

The scale of the initiative will provide partners and developers with an unparalleled opportunity to increase their revenues from the mobile internet, while delivering services to Vodafone’s 289 million customers. Vodafone will also benefit from any uplift in sales under a revenue-share model.

The benefits to third-party developers and internet companies include:

•      A single point of access to millions of Vodafone customers across the globe

•      Faster time to market for new products and services across several operating systems and handsets

•      Enhanced revenue stream opportunities

•      Simplified micro-payments for services through the use of Vodafone’s existing billing systems

The benefits to customers include:

•      A greater selection of more compelling internet applications and services

•      More convenience and greater flexibility in paying for new services

•      A simpler and more intuitive mobile internet experience

•      Consistent quality of service across the entire Vodafone footprint

Vodafone will enable developers to use its direct billing capabilities to permit customers to pay for services wirelessly through their existing Vodafone pre- and post-paid accounts rather than having to input sensitive credit card data into multiple application stores.

This is expected to give customers a convenient and highly secure payment option for the different services on offer, as well as encourage greater take up.

By giving developers access to location awareness capabilities, Vodafone will enable a new generation of highly personalised user-activated and controlled services and applications that are tailored to meet the customer’s immediate requirements.

Vodafone is making the enhancements through the creation of a set of network Application Programming Interfaces (APIs) which will enable developers to build capabilities such as direct billing and location awareness into their services.

The APIs, which provide a link between the applications and the Vodafone network capabilities, will work across the entire Vodafone footprint thanks to a new layer of management technology based on Service Oriented Architecture.

Vodafone will start to offer access to selected network enablers through the Joint Innovation Lab (JIL) initiative, which is designed to help developers create useful widgets for a combined audience of up to one billion customers (across the four JIL partner networks). JIL is due to release a website and a Software Developer Kit in the summer. Vodafone is also exploring a range of other ways to expose its network enablers to the broadest possible audience.

“Vodafone is making these changes to make it easier for third parties to develop attractive new services as well as bill and support our customers through our network capabilities in all markets,” said Vittorio Colao CEO of Vodafone. “By giving them simple access to our global customer base and network assets, such as direct billing and location awareness, we will help them to make more money while providing our customers with the innovative services that they want.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

13 May 2009

VODAFONE COMPLETES ROLL OUT OF MOBILE ADVERTISING SERVICES

TO 18 MARKETS IN 18 MONTHS

Vodafone announces today that it has fulfilled its ambition to expand the availability of its mobile advertising services to 18 operating company markets in the last 18 months. Despite the worsening economic climate, Vodafone has also enjoyed strong revenue growth from mobile advertising services during 2008/9 and plans to continue the roll out, expanding both the portfolio of mobile advertising services and their reach.

Over the last year Vodafone Marketing Solutions has run over 2000 campaigns across its global footprint for hundreds of global brands*. While those brands continue to enjoy considerable success with mobile banner campaigns, they are increasingly trying newer mobile advertising formats including the use of branded content, sponsored alerts, opt-in push messaging and advertising on service based text messages**.

Rick Fant, Head of Internet Discovery at Vodafone said “In the current economic climate brands will look even harder at their budgets and how they spend them. Mobile advertising offers a combination of great response rates alongside the opportunity for advertisers to reach out to and engage with their customers. We are pleased with the performance of Vodafone’s mobile advertising business and that more and more brands are moving spend to this innovative medium”.

Vodafone will continue to invest in its advertising offering in the coming year both by adding to its global reach through its network of operating companies, affiliates and partners – including operators such as Mobilkom, Proximus, Vodacom, and China Mobile – as well as by seeking to extend the number, type and effectiveness of its portfolio of advertising services.

Vodafone’s advertising development programme is designed to provide customers with relevant and engaging advertising experiences and advertisers with effective and responsive marketing platforms. Services in development or trial include:

•      Zonal marketing trial – This will allow opted-in customers to receive promotional messages from brands relevant to their profile and their realtime location. As they enter a pre-defined area they will receive an MMS or SMS message from Vodafone containing the promotion.

•      Incoming voice/text alerts advertising trial – Full screen advertisements from a range of advertising partners will be shown to opted-in customers during the moments before they answer a call or view a message. Customers who choose to join the database, and who go on to view adverts will be rewarded with points that they can redeem against goods or services.

•      Branded applications and widgets trial – Assessing customer acceptance of and interaction with, as well as brand marketing effects of, branded mobile apps.

•      Location based advertising trial – Vodafone plans to trial customer acceptance of and engagement with branded Points of Interest, (locations of – for example – stores, restaurants and petrol stations) and branded locational search.

•      Trial of an enhanced mobile internet browser – Vodafone is looking at how to simplify and enhance the mobile internet browsing experience for opt-in customers as well as investigating opportunities for mobile publishers and advertisers.

•      Vodafone myCampaign – An online self-service platform for mobile advertisers. Currently in development in Germany and Czech Republic, with further markets planned, this tool will allow small businesses to set up and run cost-effective, and local mobile advertising campaigns. The service is designed to be simple, quick and easy to use - combining creative, reporting and online prepayment via credit card.

Fant said, “We are an ambitious company in a leadership position and we have big plans for this space. Vodafone has always been an innovator in its products and services, in its technology and most importantly in its customer offering. So over the next year it’s natural for us to continue to invest in and improve our offering for all of customers – be they consumer & business subscribers or our brand & agency customers around the world”.

- ends -

For further information:

Vodafone Group Plc

Media Relations

Telephone: +44 (0)1635 664444

Notes to Editors

* Brand clients in 2008 have included Coca Cola, Diageo, General Motors, Mercedes, P&G, Unilever, Nestle, Cadburys, Burger King, McDonalds, BMW, Lufthansa, Disney, Adidas, Citroen, Sky, Cisco, Mercedes, HP, Direct Line, BBVA, Microsoft, Heineken, Allianz, Beiersdorf, L’Oreal, Ford, Ikea, Sony, Accor etc

** Mobile advertising service details and sample campaigns:

Balance Checks &	Advertising is built into the service message received by the customer when he/she
Top Up Alerts	checks their pre pay balance.

This service is currently running successfully in Ireland and New Zealand.

Vodafone New Zealand ran a highly successful campaign in the build up to the general elections last year. The campaign was designed to encourage voter enrolment by SMS amongst young adults in New Zealand.

To reinforce and complement an above the line campaign and to boost the SMS response numbers towards the tail end of the campaign, New Zealand’s Electoral Enrolment Centre decided to run a sponsored SMS campaign. The campaign used text adverts, featuring the shortcode, inserted into “top up” and “balance alerts” to successfully drive up response amongst VF-NZ pre pay customer base. The results were fantastic with SMS responses nearly doubling whenever the adverts ran.

Free SMS services

‘SMS Gratis’ is a free SMS product offered to students in the Czech Republic. Students can send unlimited texts using either a downloadable java client or a dedicated area of the Vodafone live! portal. Adverts are seen at various stages of the send process.

‘Please Call Me’ is a hugely popular service pioneered by Vodacom in South Africa. Pre pay customers with low or no credit are able to send a free message through the network asking for the recipient to call them back.

22 million of these messages are sent a day in South Africa, building large reach very quickly. This service is now available in Spain, Egypt, and Czech Republic and is rolling out to a number of other Vodafone markets this year.

In South Africa the National Aids Helpline ran an advert within the popular ‘Please Call Me’ service to promote the helpline number. Calls to the helpline increased by 136%, with around 1,500 extra calls received on the days that the advertisements ran.

SMS Competitions

Vodafone Turkey partnered with PepsiCo to run a ‘text to win’ promotion encouraging customers to buy Pepsi during the evenings of Ramadan. Participants simply purchased their drink, unscrewed the cap and texted in the unique code to receive their free Vodafone credits.

Some 2 million customers – 10% of the customer base – participated.

Sponsored Alerts

In Italy and a number of other markets, Vodafone customers are given the opportunity to subscribe to SMS or MMS alerts - subjects include fashion, celebrity, travel, sport, weather, horoscopes. Alerts are sent to the user’s inbox at no cost to the subscriber by virtue of the advertising contained within.

Vodafone Italy has over 1.5 million opted-in users of this “Freetime” service.

Sky recently ran a promotion using the Italian service, offering customers an exclusive opportunity to subscribe to their satellite services. Customers simply texted ‘OK’ in response and were called back by Sky Customer Service. Responses were impressive at 0.96%, with a 7.5% new subscription rate.

Branded & Sponsored Content	The editorial experience of Vodafone live! portal is enhanced through the addition of channels and content that are sponsored by relevant brands.

Vodafone UK examples include a Citroën sponsored motoring channel and an Intel sponsored technology channel.

In South Africa Vodacom last year launched “So Like Life” the first ever made for mobile “mobi-soap” – completely free to the user and brand sponsored. Forty episodes of the soap were produced specifically for mobile phones and were available exclusively to Vodacom’s Vodafone live! customers.

Ring Back/Ring Up Tones	In several markets Vodafone offers its customers the opportunity to transform the ringing tone heard by callers, replacing it with a choice of music provided by advertisers.

In December 2008, Vodafone Germany launched the first ever German ring-up tone campaign with Coca-Cola. Vodafone live! customers were able to download the Coca- Cola Christmas song “Holidays are Coming” used in the TV commercial as a ring-up tone for their mobile phone. More than 800,000 callers heard the Coke song during the campaign.

Vodafone live! Portal Banners

Using its Vodafone live! mobile internet portal, Vodafone is able to offer clients and agencies access to an increasingly sophisticated array of mobile banner inventory. Inventory can be targeted by channel, by time, and, in many markets by device, age, sex, and home location.

Clickthrough rates are very high – on average at least 10 times those of online, and brand metrics, when researched, have consistently been very impressive.

Nestlé worked closely last year with Vodafone Spain in the development of its “Eat well on your mobile” campaign. The campaign offered women across the country the opportunity to access recipes and tips for healthy eating through a specially created mobile portal. More than 22,000 Spanish women interacted with the campaign. The mobile site enjoyed more than 30,000 hits, with 1 in 5 visits resulting in a video recipe download, and over 1,200 entries to a shopping competition.

Push Messaging

Vodafone affiliate SFR offers customers discounts and promotions from brands specifically customised to match their interests, declared when they subscribe to the ‘Promolive’ service. The offers are sent to the subscriber by MMS or SMS.

SFR has built up an opt-in database of over 2 million customers using the service.

Crossmedia Advertising

Increasingly our OpCos are able to offer integrated, cross media advertising opportunities to advertisers, giving access to a range of digital platforms - online and mobile – as well more traditional opportunities such as bill inserts, in-store POS integration, magazines and partnership programmes.

This integrated approach is available in many markets including Vodafone Germany – with its recent acquisition of the broadband ISP Arcor – Vodafone Australia, Vodafone Hungary, and Vodafone Egypt.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

14 May 2009

VODAFONE UK ABOLISHES ROAMING CHARGES FOR SUMMER AND PERMANENTLY CUTS THE

PRICE OF CALLING ABROAD FROM THE UK

•                From June 1, pay as you go and pay monthly consumer customers can talk, text and send picture messages from over 35 countries across Europe this summer for the same price as at home

•                From May 15, calls from the UK to friends and family overseas from as little as 5 pence per minute

•                Businesses also benefit from cost savings on roaming

Vodafone UK is abolishing roaming charges this summer and bringing in great value prices for international calls, making it easier for customers to phone home while abroad and make calls abroad from the UK. There are cost savings for business customers too.

From 1 June to the end of August, Vodafone Pay as you Go and Pay Monthly customers will be able to call, text and send picture messages to friends and family back home from over 35 countries knowing that it will cost exactly the same as if they were in the UK. For example, a customer on a plan with 600 minutes and unlimited texts who opts in to Vodafone Passport would use these minutes and texts when they are on holiday with no extra charges.

Existing Vodafone Passport customers automatically benefit from the three month promotion. From May 15, customers who don’t currently use Vodafone Passport can sign up for free by texting the word ‘Passport’ to 97888 if they pay monthly or to 2345 if they use Pay as you go , or they can visit vodafone.co.uk/roaming.

In addition, from May 15, Vodafone Pay as you go customers on the Simply tariff, will find that calls they make from the UK to friends and family overseas will be even better value. International calls will cost from as little as 5p per minute to both landlines and mobiles. Customers can opt in to the new Vodafone International call plan by calling 36888 or texting the word ‘international’ to 2345 from their handset, visiting vodafone.co.uk/international or speaking to an adviser in one of Vodafone’s 400 stores.

“These are two great value offers for our customers this summer. With our Vodafone Passport promotion you can sit on the beach with your phone switched on knowing you can take and make a call just as you would if you were in your back garden,” says Ian Shepherd consumer director for Vodafone UK. “Vodafone International is good news for the millions of UK pay as you go customers as they can now make calls to family and friends around the world from just 5p.”

Reducing the cost of roaming for businesses

Vodafone UK business customers on Anytime or Your Plan price plans will also benefit from the same three month Vodafone Passport promotion from June 1. Customers on these plans and already on Vodafone Passport will automatically qualify for the promotion. Non Vodafone Passport customers can opt in by calling their account manager or visiting www.vodafone.co.uk/businessroaming for further information.

-ends-

Notes to editors:

Countries included in the Vodafone Passport summer promotion: Albania, Andorra, Austria, Belgium, Bosnia, Bulgaria, Canary Islands, Channel Islands, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Faroes, Finland, France, Germany, Gibraltar, Greece, Hungary, Iceland, Isle of Man, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Madeira, Malta, Monaco, Norway, Poland, Portugal, Republic of Ireland, Romania, San Marino, Slovakia, Slovenia, Spain, Sweden, Switzerland, The Netherlands, Vatican City, New Zealand, Australia.

Vodafone Passport promotion does not include mobile internet.

Vodafone Pay as You Go call costs on the Simply Tariff for Vodafone International are:

VODAFONE INTERNATIONAL
Countries	Cost to call landline	Cost to call mobile
USA, Canada, China	5 ppm	5 ppm
54 countries – Europe, Australia, NZ, S. Africa, Japan	5 ppm	15 ppm
24 countries – Caribbean, Asia, Middle East, South America, Africa	10 ppm	20 ppm
Rest of the World	30 ppm	30 ppm

For further information please contact:

Vodafone UK External Communications

+44 (0) 1635 666777

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 May 2009

Number of ordinary shares transferred:	40,361

Highest transfer price per share:	120p

Lowest transfer price per share:	120p

Following the above transfer, Vodafone holds 5,319,819,411 of its ordinary shares in treasury and has 52,486,733,169 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 May 2009

Number of ordinary shares transferred:	22,098

Highest transfer price per share:	139p

Lowest transfer price per share:	123.5p

Following the above transfer, Vodafone holds 5,319,797,313 of its ordinary shares in treasury and has 52,486,760,757 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 18 May 2009 by Computershare Trustees Limited that on 13 May 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 125.1p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	200

Michel Combes	200

Matthew Kirk	200

Terry Dean Kramer	200

Stephen Roy Scott	200

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 May 2009

Number of ordinary shares transferred:	290,134

Highest transfer price per share:	125.1p

Lowest transfer price per share:	123.2p

Following the above transfer, Vodafone holds 5,319,507,179 of its ordinary shares in treasury and has 52,487,075,990 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 May 2009

Number of ordinary shares transferred:	61,913

Highest transfer price per share:	127.45p

Lowest transfer price per share:	127.45p

Following the above transfer, Vodafone holds 5,319,445,266 of its ordinary shares in treasury and has 52,487,137,903 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 22 May 2009 by HSBC Trustee (CI) Limited that on 22 May 2009, Sir John Bond, Chairman of the Company, acquired an interest in 100,000 ordinary shares of US$0.11 3/7 each in the Company at the price of 116p per share. Following this transaction, Sir John’s total interest in the Company is 337,345 ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 May 2009

Number of ordinary shares transferred:	61,212

Highest transfer price per share:	118.9p

Lowest transfer price per share:	113.8p

Following the above transfer, Vodafone holds 5,319,384,054 of its ordinary shares in treasury and has 52,487,205,189 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 May 2009

Number of ordinary shares transferred:	42,248

Highest transfer price per share:	115.5p

Lowest transfer price per share:	115.5p

Following the above transfer, Vodafone holds 5,319,341,806 of its ordinary shares in treasury and has 52,487,247,437 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 May 2009

Number of ordinary shares transferred:	3,050

Highest transfer price per share:	117.8p

Lowest transfer price per share:	117.8p

Following the above transfer, Vodafone holds 5,319,338,756 of its ordinary shares in treasury and has 57,806,589,243 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,487,250,487 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,487,250,487. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY (Registrant)

Dated: June 8, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary